UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-39461

NANO-X IMAGING LTD

(Translation of registrant’s name into English)

Ofer Tech Park

94 Shlomo Shmeltzer Road

Petach Tikva

Israel 4970602

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

CONTENTS

Notice, Proxy Statement and Proxy Card for Special General Meeting of Shareholders

NANO-X IMAGING LTD (the “Company”) hereby announces that it will hold a Special General Meeting of Shareholders (the “Meeting”) on Wednesday, November 18, 2026 at 2:00 p.m. local/Israel time (7:00 a.m. Eastern time) at the offices of the Company at Ofer Tech Park, 94 Shlomo Shmeltzer Road, Petach Tikva, Israel 4970602.

Copies of the formal notice and proxy statement for the Meeting, and a copy of the form of proxy card for the Meeting, are attached hereto as Exhibits 99.1 and 99.2, respectively, and are incorporated herein by reference.

Exhibits

Exhibit No.	Exhibit
99.1	Notice and Proxy Statement for Special General Meeting of Shareholders to be held on November 18, 2026
99.2	Form of Proxy Card for Special General Meeting of Shareholders

Incorporation by Reference

The information contained in this Report of Foreign Private Issuer on Form 6-K (including Exhibits 99.1 and 99.2 hereto) is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-294302), as amended, and Form S-8 (File No. 333-248322).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NANO-X IMAGING LTD
(Registrant)

Date: October 28, 2026	By:	/s/ Erez Meltzer
		Name:	Erez Meltzer
		Title:	Chief Executive Officer and Acting Chairman of the Board

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